                                                Filed by IMS Health Incorporated
                           Pursuant to Rule 425 under the Securities Act of 1933
                                 and deemed filed pursuant to Rule 14a-12 of the
                                                 Securities Exchange Act of 1934

                                        Subject Company: IMS Health Incorporated
                                                   Commission File No. 001-14049

THE FOLLOWING IS A SLIDE SHOW PRESENTATION GIVEN BY IMS HEALTH INCORPORATED ON MARCH 29, 2000

Slide 1

[Logo of IMS HEALTH]                [Logo of TriZetto]


Slide 2

These materials contain certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of the safe-harbor provisions of the U.S. federal securities laws and are subject to risks and uncertainties that could cause actual results to differ materially. Many of these risks and uncertainties relate to factors that are beyond IMS Health's and TriZetto's ability to control or estimate precisely, such as future market conditions, the behavior of other market participants and the actions of governmental regulators, which are detailed, with other risk factors, in the companies' SEC reports. Readers should not place undue reliance on these forward-looking statements, which speak only as of the date of these materials.

The companies are under no obligation to publicly release any revisions to these forward-looking statements to reflect any future events or circumstances. Investors are advised to read the joint proxy statement/prospectus regarding the proposed business combination transaction, as well as the information statement to be delivered in connection with the spin-off of IMS Health Strategic Technologies, Inc., when they become available, because they will contain important information. Such joint proxy statement/prospectus and information statement will be filed with the Securities and Exchange Commission by IMS Health and TriZetto. Investors may obtain a free copy of the joint proxy statement/ prospectus (when available) and other related documents, including the information statement, filed by IMS Health and TriZetto at the Commission's website at www.sec.gov or may be obtained from IMS Health by contacting Jack Walsh, Vice President of Investor Relations, and/or TriZetto by contacting Ethan Denkensohn.

IMS Health and TriZetto, and their respective directors, executive officers and certain other members of their respective management and employees may be soliciting proxies from IMS Health and TriZetto shareholders in favor of the merger. Information concerning the solicitation will be set forth in the joint proxy statement/prospectus when it is filed with the Securities and Exchange Commission.

READ THE JOINT PROXY STATEMENT/PROSPECTUS AND THE INFORMATION STATEMENT CAREFULLY BEFORE MAKING A DECISION CONCERNING THE TRANSACTION.


Slide 3

[Logo of IMS HEALTH]                [Logo of TriZetto]

                      Robert E. Weissman
                           Chairman
                          IMS HEALTH


Slide 4

Announcing
The Global Leader in eHealthcare

              A merger of
[Logo of IMS HEALTH][Logo of TriZetto]


Slide 5

First Online/Offline Healthcare Merger

Global Portal

Pure B2B Model


Slide 6

Equals
Speed to Market

First Mover Advantage

Technology Leverage

Market Expansion


Slide 7

 [Logo of IMS HEALTH]        [Logo of TriZetto]

   Victoria R. Fash          Jeffrey H. Margolis
Chief Executive Officer    Chief Executive Officer
     IMS HEALTH                   TriZetto


Slide 8

Company
IMS HEALTH

40+ Years Experience

Market Leader

Global-Over 100 Countries

Mission Critical Information


Slide 9

Company
TriZetto

The Leading Healthcare ASP

[Logo of HealthWeb]-Healthcare's First B2B Portal

eBusiness Engine


Slide 10

Transaction strategic rationale

Global Leader in B2B eHealthcare

Growth Acceleration

Sustainable Internet Business Model

Market Opportunity Expansion

Leverages Technology & Distribution


Slide 11

Transaction structure
Merger

Board Representation

Joint Management

Voting Agreements


Slide 12

Financial Transaction

Fixed Exchange Ratio - No Collar

TZIX Legal Acquirer

IMS HEALTH for TriZetto

Purchase Accounting

Goodwill Amortized - 3 year Life

All Shareholders Receive IMS/TriZetto/ST Equity


Slide 13

Transaction structure
[organization chart]
                                IMS HEALTH                         TriZetto
            Strategic Technologies - - -The TriZetto Group Inc.
                                    RX                               TZIX


Slide 14

Transaction structure
[organization chart]

             The TriZetto Group Inc

         RX                         TZIX

         IMS                        TriZetto
         CTS                        Erisco

Slide 15

               RX & TZIX Equity Profile

RX                                  TZIX

EPS Multiple                        Revenue Multiple
Revenue Growth Mid-teens            High Revenue Growth
Operating Margins 30%+              Losses '00/Profit '01
Strong Positive Cash Flow           Cash Consumption
Modest Leverage                     No Leverage


Slide 16

       Value to IMS HEALTH Investors

Internet Play

Couples Solid RX Equity With Exciting TZIX Profile

Unlocks Hidden Value

Accelerates Internet Conversion

Broadens Market Opportunity

Sustains Competitive Leadership


Slide 17

Value to TriZetto Investors

Accelerates ASP Revenue Growth

Increases Profitability

Global Expansion

Pharma Entry

Cash Infusion


Slide 18

Transaction Financial Advantages

Growth Acceleration

Unlocks Equity Value

Synergies Yield Good Return

Upside in Cost Savings

Slide 19

Customers
$4 trillion global healthcare market

[Triangle with 3 separate pieces]
Providers         Pharma
          Payors


Slide 20

Addressable
Market

[cube with three sides showing/each side showing three rows]
[top]              payors
                 providers
                   pharma

[left]   Information Access & Reporting
         Primary Applications & Services
          Connectivity  Infrastructure

[right]          B2B Portal
              Synergy Products
                    ASP


Slide 21

Business Model
Unique customer centric

Collaborative Branding [graphic - 2 people working]

[graphic - PC screen]Open Access

Free Internet Participation

Switzerland [graphic - mountains]

Slide 22

Business Model

Unique customer centric

Global B2B Portal  [graphic - globe]

[graphic - gavel]  Strict Privacy Ethics

[graphic - nurse] Domain Expertise

Slide 23

Business Model

empowering our customers

[diamond shape divided into three sections with four points labeled]
Payors
Pharma
Providers
Healthcare Customers [graphic - woman]

Slide 24

Our Services
ASP to enable Core eBusiness

TriZetto                [arrow pointing to the right]Applications                   Customer
[graphic - computers]   [arrow pointing to the left]Subscription-Based Fee $        [graphic - PC]
                                                                                    of HealthWeb]

CUSTOMER CONNECTIVITY CENTER
o        Software Applications
o        Hosting Hardware
o        Connectivity Infrastructure
o        IT Support Staff
o        Professional IT Management
o        Customization/Integration
o        Back-up & Security Systems
o        Internet Connection

Slide 25

[logo of HealthWeb] systems
Global B2B portal

Applications, eBusiness Information & eCommerce Services

[graphic-pharma/doctor/patient]

Localized  & Multi-lingual equals [graphic-computer screen with HealthWeb logo]

[pictures-six country flags]

Slide 26

Strategy
Transforming data into insight

[triangle with three sections labeled]
Providers         Pharma
          Payors

    @ THE NEXUS

Slide 27

Business synergies
[chart]

                           IMS                       TriZetto                   Result
Domain Expertise           Pharma                    Payor, Provider            Pharma Payor Provider
Geographic Presence        Global                    National                   Global
Application Services       Pharma, Payor             Payor, Provider            Pharma Payor Provider
Internet Portal            Global B2B                National B2B               Global B2B
Information Context        Pharma                    Payor, Provider            Pharma Payor Provider

Slide 28

Growth drivers

Rapidly Deploy New InfoNet Products

[logo of HealthWeb] Enable and ASP Erisco

Cross-Market ASP in Pharma

Web Enable Digital Pharma Assets

Launch Global B2B Portal

Slide 29

New Products Roadmap
[chart]
Market
Opportunity                         Global Portal & Apps
                                        Integrated Global Healthcare Information

                Erisco ASP          eDTC               Disease Management
                ePharma             Compliance         Genomics
                ASP Pharma                             Outcomes

                Year 1              Year 2                     Year 3

Slide 30

Competitive Advantages

Pure B2B eHealth Model
Execution

Financial Strength

Global Distribution

Advanced Technology

Mission Critical

Slide 31

TriZetto Proforma Financial profile
[chart]
                          1999              Future
Revenue                    81               50 - 70%+ Growth Short Term
Operating Income  0                         Higher Profitability 2001
Operating Margin  0%                 20%+ By 2002

Doubles TZIX Revenue Base

Accelerates Rapid Top-Line Growth

($ Millions)

Slide 32

IMS HEALTH Proforma Financial Profile
[chart]
                                    Long-Term
                       1999         Growth Rate
Revenue                1,073        14-16%
Operating Income         368        18-20%
Net Income               235        18-20%
Margin                    34%

Growth & Profit Profile Identical to RX Today

($ Millions)

Slide 33

Synergies Proforma 2000-2003
[chart]
                  Revenue           Investment
IMS               2-75              2-37
TriZetto          10-83             41-63

Total             12-158            43-100

Cost Synergy Upside = 20-50

($ Millions)

Slide 34

Investor value proposition

High Growth
Immediate eBusiness Offerings

Financial Advantages
Largest Addressable Market
Sustainable eBusiness Model

Slide 35

Vision

        Advancing World Health

Slide 36

The global leader in eHealthcare

 [Logo of IMS HEALTH]     [Logo of TriZetto]
         enabling health ebusiness

THIS RELEASE MAY CONTAIN FORWARD-LOOKING INFORMATION (STATEMENTS THAT ARE NOT HISTORICAL FACTS AND RELATE TO FUTURE PERFORMANCE) THAT INVOLVES RISKS AND UNCERTAINTIES. THE FORWARD-LOOKING STATEMENTS ARE MADE PURSUANT TO THE SAFE HARBOR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. THESE FORWARD-LOOKING STATEMENTS MAY INCLUDE STATEMENTS ABOUT FUTURE NET REVENUES, PROFITS, AND FINANCIAL RESULTS, THE MARKET FOR TRIZETTO'S SERVICES, FUTURE SERVICE OFFERINGS, CLIENT AND PARTNER RELATIONSHIPS, AND TRIZETTO'S OPERATIONAL CAPABILITIES. ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE STATED IN ANY FORWARD-LOOKING STATEMENTS BASED ON A NUMBER OF FACTORS, INCLUDING THE EFFECTIVENESS OF TRIZETTO'S IMPLEMENTATION OF ITS BUSINESS PLAN, THE MARKET'S ACCEPTANCE OF TRIZETTO'S SERVICES, RISKS ASSOCIATED WITH MANAGEMENT OF GROWTH, RELIANCE ON THIRD PARTIES TO SUPPLY KEY COMPONENTS OF TRIZETTO'S SERVICES, ATTRACTION AND RETENTION OF EMPLOYEES, VARIABILITY OF QUARTERLY OPERATING RESULTS, INCLUDING THE EFFECTS OF THE CLIENT PURCHASING PATTERNS DUE TO YEAR 2000 ISSUES, COMPETITIVE FACTORS, RISKS ASSOCIATED WITH ACQUISITIONS, CHANGES IN DEMAND FOR THIRD PARTY PRODUCTS OR SOLUTIONS, WHICH FORM THE BASIS OF TRIZETTO'S SERVICE OFFERINGS, AND RISKS ASSOCIATED WITH RAPIDLY CHANGING TECHNOLOGY, AS WELL AS THE RISKS IDENTIFIED IN TRIZETTO'S SEC FILINGS, INCLUDING INFORMATION UNDER THE HEADING OF RISK FACTORS IN ITS FORM S-1 FILED IN OCTOBER 1999.

THIS RELEASE INCLUDES STATEMENTS WHICH MAY CONSTITUTE FORWARD-LOOKING STATEMENTS MADE PURSUANT TO THE SAFE HARBOR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. ALTHOUGH IMS HEALTH BELIEVES THE EXPECTATIONS CONTAINED IN SUCH FORWARD-LOOKING STATEMENTS ARE REASONABLE, IT CAN GIVE NO ASSURANCE THAT SUCH EXPECTATIONS WILL PROVE CORRECT. THIS INFORMATION MAY INVOLVE RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS OF IMS HEALTH TO DIFFER MATERIALLY FROM THE FORWARD-LOOKING STATEMENTS. FACTORS WHICH COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE, BUT ARE NOT LIMITED TO (I) THE RISKS ASSOCIATED WITH OPERATING ON A GLOBAL BASIS, INCLUDING FLUCTUATIONS IN THE VALUE OF FOREIGN CURRENCIES RELATIVE TO THE U.S. DOLLAR, AND THE ABILITY TO SUCCESSFULLY HEDGE SUCH RISKS, (II) TO THE EXTENT IMS HEALTH SEEKS GROWTH THROUGH ACQUISITIONS AND JOINT VENTURES, THE ABILITY TO IDENTIFY, CONSUMMATE AND INTEGRATE ACQUISITIONS AND VENTURES ON SATISFACTORY TERMS, (III) THE ABILITY TO DEVELOP NEW OR ADVANCED TECHNOLOGIES AND SYSTEMS FOR ITS BUSINESSES ON TIME AND ON A COST-EFFECTIVE BASIS, (IV) REGULATORY, LEGISLATIVE AND ENFORCEMENT INITIATIVES, PARTICULARLY IN THE AREAS OF MEDICAL PRIVACY AND TAX, AND (V) DETERIORATION IN ECONOMIC CONDITIONS, PARTICULARLY IN THE PHARMACEUTICAL, HEALTHCARE OR OTHER INDUSTRIES IN WHICH IMS HEALTH'S CUSTOMERS OPERATE. ADDITIONAL INFORMATION ON FACTORS THAT MAY AFFECT THE BUSINESS AND FINANCIAL RESULTS OF THE COMPANY CAN BE FOUND IN FILINGS OF THE COMPANY MADE FROM TIME TO TIME WITH THE SECURITIES AND EXCHANGE COMMISSION.

                   ADDITIONAL INFORMATION AND WHERE TO FIND IT

IMS Health Incorporated ("IMS") and The TriZetto Group, Inc. ("TriZetto") plan to file a Registration Statement on Form S-4 and other relevant documents with the Securities and Exchange Commission (the "SEC")in connection with the Merger, and IMS and TriZetto expect to mail a Joint Proxy Statement/Prospectus to stockholders of IMS and TriZetto containing information about the Merger. Investors and security holders are urged to read the Registration Statement, the Joint Proxy Statement/Prospectus, and other documents filed with the SEC carefully when they are available. The Registration Statement, Joint Proxy Statement/Prospectus, and other filings will contain important information about IMS, TriZetto, the Merger, the persons soliciting proxies relating to the Merger, their interests in the Merger, and related matters. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. Investors will be able to obtain copies of the documents free of charge from IMS by directing a request through the Investor Information portion of IMS's website at http://www.imshealth.com or by mail to IMS Health Incorporated, 200 Nyala Farms, Westport, CT 06880, attention: Investor Relations, telephone: 203-222-4250. Documents filed by TriZetto will be available free of charge from TriZetto by directing a request through the Investor Information portion of TriZetto's website at http://www.trizetto.com or by directing a request by mail to The TriZetto Group, Inc., 567 San Nicolas Drive, Newport Beach, CA 92660, attention:
Investor Relations, telephone: (949) 219-2200. In addition to the Registration Statement and the Joint Proxy Statement/Prospectus, IMS and TriZetto file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by IMS or TriZetto at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. IMS's and TriZetto's filings with the SEC are also available to the public from commercial document-retrieval services and at the Web site maintained by the SEC at http://www.sec.gov.

         INVESTORS SHOULD READ THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN IT BECOMES AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS.

         IMS, its directors, executive officers and certain other members of management and employees may be soliciting proxies from IMS stockholders in favor of approval and adoption of the merger agreement. Information concerning the participants in the solicitation will be set forth in the Joint Proxy Statement/Prospectus when it is filed with the SEC.